EXHIBIT 8.1

  WEINGARTEN REALTY

    2600 Citadel Plaza Drive
P.O. Box 924133
Houston, TX  77292-4133
(713) 866-6000

NEWS RELEASE
Information:   Richard Summers, Vice President/Director of Investor Relations, 713-866-6050

WEINGARTEN REALTY INVESTORS TO SOLICIT CONSENTS
TO AMEND THE TERMS OF CERTAIN OF ITS OUTSTANDING NOTES

Houston, Texas, September 26, 2007: Weingarten Realty Investors (NYSE:WRI, the "Company" or "Weingarten") today announced the commencement of a consent solicitation to amend the terms of the following series of its outstanding notes (collectively, the "Securities").

CUSIP No.	Outstanding Principal Amount	Security Description	Consent Fee Per $1,000 Principal Amount
94874RBA3	$2,000,000	6.470% Notes due 2008	$1.00
94874RAM8	$15,000,000	7.390% Notes due 2008	$1.00
94874RBG0	$7,000,000	6.500% Notes due 2008	$1.00
94874RAR7	$12,000,000	6.900% Notes due 2008	$1.00
94874RAV8	$12,000,000	7.070% Notes due 2009	$1.00
94874RBH8	$20,000,000	7.350% Notes due 2009	$1.00
94874RBJ4	$10,500,000	8.250% Notes due 2010	$2.00
94874RCL8	$15,000,000	4.480% Notes due 2010	$2.00
94874RBP0	$15,000,000	7.500% Notes due 2010	$2.00
94874RBN5	$10,000,000	7.400% Notes due 2010	$2.00
948741AD5	$200,000,000	7.000% Notes due 2011	$3.25
94874RAQ9	$15,000,000	7.440% Notes due 2011	$3.25
94874RCP9	$125,000,000	5.263% Notes due 2012	$3.50
94874RBV7	$10,000,000	5.996% Notes due 2012	$3.50
94874RBW5	$10,000,000	3.000% Notes due 2012	$3.50
94874RCA2	$5,000,000	5.400% Notes due 2012	$3.50
94874RBX3	$5,000,000	5.500% Notes due 2012	$3.50
94874RCB0	$32,000,000	5.675% Notes due 2012	$3.50
94874RBM7	$11,000,000	7.500% Notes due 2012	$3.50
94874RCC8	$42,000,000	5.650% Notes due 2013	$3.75
94874RCF1	$6,000,000	5.500% Notes due 2013	$3.75
94874RCE4	$15,000,000	5.500% Notes due 2013	$3.75
94874RBU9	$27,000,000	6.107% Notes due 2013	$3.75
94874RCK0	$25,000,000	4.990% Notes due 2013	$3.75
94874RCM6	$60,000,000	4.950% Notes due 2013	$3.75
94874RCN4	$250,000,000	4.857% Notes due 2014	$4.00
94874RBQ8	$35,000,000	6.700% Notes due 2014	$4.00
94874RBR6	$30,000,000	6.525% Notes due 2014	$4.00
94874RCD6	$20,000,000	5.750% Notes due 2015	$4.25
94874RCG9	$20,000,000	5.500% Notes due 2015	$4.25
94874RCH7	$25,000,000	5.350% Notes due 2015	$4.25
94874RCJ3	$25,000,000	5.250% Notes due 2015	$4.25
94874RCQ7	$75,000,000	5.542% Notes due 2016	$4.50
94874RAY2	$15,970,000	6.640% Notes due 2026	$6.50
94874RAS5	$7,000,000	6.600% Notes due 2026	$6.50
94874RAU0	$25,000,000	6.880% Notes due 2027(1)	$4.75
94874RAX4	$8,750,000	6.650% Notes due 2027	$6.50
94874RBD7	$25,000,000	6.460% Notes due 2028(2)	$1.00

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(1)   The 6.88% Notes due 2027 are puttable on June 25, 2017, at a price of $1,000 per $1,000 principal amount.
(2)  The 6.46% Notes due 2028 are puttable on August 11, 2008, at a price of $1,000 per $1,000 principal amount.

The purpose of the consent solicitation is to obtain the consent of the holders of the Securities to modify certain of the financial covenants applicable to the Securities (the "Proposed Amendments") to increase the Company's flexibility to help achieve its business objectives.  Pursuant to the consent solicitation, the record date is September 25, 2007.

The consent solicitation expires at 5:00 p.m., New York City time, on October 17, 2007, unless extended (as such time and date may be extended, the "Expiration Date").  Holders of the Securities who validly deliver consents to the Proposed Amendments on or prior to the Expiration Date and do not validly revoke such consents will be eligible to receive a consent fee, as shown in the table above, for each $1,000 in principal amount of Securities for which a consent is delivered.  The Company's obligation to accept consents and pay the consent fee is conditioned upon, among other things, its receipt of validly delivered and unrevoked consents to the Proposed Amendments from the holders of not less than a majority in aggregate principal amount of the outstanding Securities, voting together as one class (the "Requisite Consents").

At any time following the receipt of the Requisite Consents, the Company may execute and deliver to the Trustee for the Securities a supplemental indenture giving effect to the Proposed Amendments (such time, the "Effective Time"), whether before or after the Expiration Date.  Holders may revoke consents at any time prior to the earlier of the Effective Time or the Expiration Date (the "Revocation Deadline").  Any notice of revocation received after Revocation Deadline will not be effective.  The Company will make a public announcement of the Effective Time at or prior to 9:00 a.m., New York City time, on the following business day after the Effective Time.  The Company may waive any of the conditions to the consent solicitation, in whole or in part, without any extension of the right to revoke consents.  The Company reserves the right to extend, amend or terminate the consent solicitation at any time before the earlier of the Effective Time or the Expiration Date.

Promptly following the Expiration Date, the Company will cause the applicable consent fee to be paid to each holder of Securities from whom the Company has received valid and unrevoked consents.  Holders who do not submit a properly executed and completed consent on or prior to the Expiration Date, or who validly revoke a consent on or prior to the Revocation Deadline, will not be entitled to receive the consent fee.  From and after the Effective Time, each present and future holder of Securities will be bound by the Proposed Amendments, whether or not such holder delivered a consent.

The consent solicitation statement contains important information, and holders of Securities should read it carefully before deciding whether or not to deliver their consent.  Under no circumstances should any Holder deliver any Securities.

The Company has retained Banc of America Securities LLC to serve as the solicitation agent for the consent solicitation, and Global Bondholder Services Corporation to serve as the information and tabulation agent for the consent solicitation.  Questions regarding the consent solicitation may be directed to Banc of America Securities LLC at 866-475-9886 (toll-free) or at 704-386-3244 (collect).

Copies of the consent solicitation statement and related documents may be obtained at no charge by contacting the information and tabulation agent by telephone at 866-470-3800 (toll-free) or 212-430-3774, or in writing at 65 Broadway - Suite 723, New York, New York 10006, Attention: Corporate Services.

This announcement is not a solicitation of consents with respect to any Securities.  The consent solicitation is being made solely pursuant to the consent solicitation statement.  In any jurisdiction where the laws require solicitations to be made by a licensed broker or dealer, the consent solicitation will be deemed to be made on behalf of the Company by the solicitation agent, or one or more registered broker dealers under the laws of such jurisdiction.

As one of the largest real estate investment trusts listed on the New York Stock Exchange, Weingarten Realty Investors (NYSE:WRI) is focused on delivering solid returns to shareholders by actively developing, acquiring, and intensively managing properties in 22 states that span the United States from coast to coast. The Company’s portfolio of 414 properties includes 336 neighborhood and community shopping centers and 78 industrial properties, aggregating 48.8 million square feet. Weingarten has one of the most diversified tenant bases of any major REIT in its sector, with the largest of its 5,600 tenants comprising less than 3% of its rental revenues. To learn more about the Company’s operations and growth strategies, please visit www.weingarten.com.